As filed with the Securities and Exchange Commission on June 3, 1998

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          Riviera Holdings Corporation
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             (Exact name of Registrant as Specified in Its Charter)


              Nevada                                        88-0296885
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 (State of Incorporation or Organization)     (IRS Employer Identification No.)

2901 Las Vegas Boulevard South, Las Vegas, Nevada            89109
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   (Address of Principal Executive Offices)                 (Zip Code)

  If this form relates to the                If this form relates to the
  registration of a class of securities      registration of a class of
  pursuant to Section 12(b) of the Exchange  securities pursuant to Section
  Act and is effective pursuant to General   12(g) of the Exchange Act and is
  Instruction A.(c), please check the        effective pursuant to General
  following box. 9                           Instruction A.(d), please check the
                                             the following box. [X]

Securities to be registered pursuant to Section 12(b) of the Act:

           Title of Each Class               Name of Each Exchange on Which
           to be so Registered               Each Class is to be Registered
           -------------------               ------------------------------

                 None                                    N/A

Securities to be registered pursuant to Section 12(g) of the Act:

                             Contingent Value Rights

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Item 1.  Description of Registrant's Securities to be Registered.

     The Board of Directors of Riviera Holdings Corporation, a Nevada corporation (the "Company"), has authorized the distribution of one Contingent Value Right for each share of common stock, par value $.001 per share (the "Common Stock"), of the Company issued and outstanding as of the close of business on May 1, 1998 (the "Record Date"), other than shares of Common Stock which are beneficially owned by the Excluded Stockholders. The "Excluded Stockholders" are Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens") and the investment accounts managed by Morgens, Keyport Life Insurance Company, SunAmerica Life Insurance Company, each of the respective Associates and Affiliates of the foregoing and the Paulson Entities. The "Paulson Entities" are Mr. Allen E. Paulson, R&E Gaming ("R&E Gaming"), Riviera Acquisition Sub, Inc. ("RAS"), any Person of which more than five percent of any class of securities are beneficially owned by Mr. Paulson, and any Affiliates, Associates, agents or transferees of any of the foregoing. As of May 1, 1997, there were 1,769,793 issued and outstanding shares of Common Stock entitled to receive a Contingent Value Right.

     The Rights are being issued pursuant to the Contingent Value Rights Agreement, dated as of May 1, 1998 (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as agent (the "Agent"). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Rights Agreement.

     Holders of Contingent Value Rights will be entitled to receive a pro rata share of any Collected Amounts distributed by the Company on a distribution date, with such distribution date to be determined by the Board of Directors of the Company in its sole discretion. "Collected Amounts" mean the amounts paid to or collected by the Company with respect to funds which were or which were required to be, or as a substitute or replacement for funds or other collateral which were or which were required to be, deposited into escrow pursuant to the terms of an escrow agreement (the "Escrow Agreement") dated as of September 15, 1997, including any amendments or modifications thereto, among the Company, R&E Gaming and State Street Bank and Trust of California, N.A., as escrow agent (the "Escrow Agent").

     The Escrow Agreement was entered into in connection with the Agreement and Plan of Merger (the "Riviera Merger Agreement"), dated as of September 15, 1997, entered into by the Company with R&E Gaming and RAS, entities controlled by Mr. Paulson, which provided for the merger of the Company with RAS (the "Riviera Merger"). In the Riviera Merger, holders of the Company's Common Stock would have received $15 per share in cash for each share of the Company's Common Stock owned by them, plus an amount equal to 7% per annum from June 1, 1997 to the date of the Riviera Merger.

     The Company entered into the Escrow Agreement in connection with the Riviera Merger Agreement. The Escrow Agreement required R&E Gaming to deposit into escrow, for the benefit of the Company's stockholders other than the Excluded Stockholders, funds representing 20% of the $15 per share merger consideration, plus monthly interest payments. The Majority Stockholders entered into an Option and Voting Agreement with R&E Gaming providing for direct payment to them of 20% of the $15 per share merger consideration, plus monthly interest payments.

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     Following the termination of the Riviera Merger  Agreement,  the Company is
currently pursuing recovery of the amounts held in escrow by the Escrow Agent, which amounts consist of $653,346 in cash and a $5,172,427 Paulson letter of credit (the "Letter of Credit"), issued by City National Bank ("CNB"), that was scheduled to expire on June 10, 1998 but has been extended pursuant to an amendment to the Escrow Agreement dated as of May 1, 1998.

     Pursuant to the amended Escrow Agreement, the Letter of Credit is extended from June 10, 1998 to May 1, 1999 and will roll over for successive one-year periods unless CNB notifies the parties before March 1 of each year that it will not extend for an additional year. Under the Agreement (i) the Company has agreed to drop its demand for arbitration in Las Vegas, Nevada of the disputes with R&E Gaming relating to the escrow funds and to resolve such disputes in an action instituted by R&E Gaming against the Company and certain other parties in the United States District Court for the Central District of California (the "Federal Court Action") and (ii) R&E Gaming has agreed that, until the disputes between R&E Gaming and the Company have been determined by a final order in the Federal Court Action, the Letter of Credit will be in effect and if for any reason it is going to expire, the Company will be entitled after the April 15th immediately preceding the expiration, to have the Letter of Credit cashed and held in escrow.

     There can be no assurance as to how long it will take for a decision relating to the escrow funds to be reached in the Federal Court Action or whether such decision will be favorable to the Company and thereby to the holders of Contingent Value Rights. The determination of whether any funds paid to or collected by the Company constitute Collected Amounts shall be made by the Board of Directors in its sole discretion. The Collateral Amounts, if any, may be distributed from time to time, in whole or in part, as the Board of Directors will determine. The Board of Directors shall have sole discretion regarding the timing of any distribution of any and all Collected Amounts. The Board of Directors may elect to delay the distribution of all Collected Amounts, if any, until the Final Expiration Date. "The Final Expiration Date" means the date publicly announced by the Company beyond which the Company will take no further action with respect to any claim, action, litigation, arbitration or proceeding, whether instituted by the Company or otherwise on behalf of the Company's stockholders, relating to any Collected Amounts. The Board of Directors may elect, in its discretion, to declare successive Distribution Record Dates for the purpose of distributing the Distribution Amounts as the Collected Amounts, if any, are paid to the Company. Distribution Amounts will be paid to the holders of record of Contingent Value Rights on a Distribution Record Date to be determined by the Board of Directors. After the Final Expiration Date, the Rights Agreement shall cease to be in effect and the Contingent Value Rights shall be null and void.

     The Contingent Rights Agreement that provides that no holder, as such, of any Contingent Value Right Certificate will be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Stock or other securities of the Company. No holder of any Contingent Value Right Certificate, as such, will have any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders, or to receive dividends or

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subscription  rights,  or  otherwise.  If at any time  following the date of the
Rights Agreement, the Board of Directors determines after consulting with outside counsel, that the probability of any future recovery of material funds under any Collection Matter is, at the time of such determination, remote (as such term is used the Statement of Financial Accounting Standards No. 5), then the Board of Directors may direct the Company and its officers, employees and agents to abandon any further efforts with respect to such Collection Matter.

     The Contingent Value Rights do not constitute a debt or obligation of the Company, and no holder, as such, of a Contingent Value Right Certificate shall have any claim whatsoever against any assets of the Company.

     No holder, as such, of a Contingent Value Right Certificate shall be entitled to participate in any lawsuit, litigation, arbitration, claim or other proceeding relating to the Escrow Agreement.

     The Company shall report to holders of Contingent Value Right Certificates and to the Internal Revenue Service with respect to the distribution of any Collected Amounts. The Company intends for federal income tax purposes to treat any such distributions as ordinary income to holders as of the date such amounts are determined to be Collected Amounts. Collected Amounts will not be reported as dividends or interest; however, the Company may be required to obtain taxpayer identification numbers from holders to avoid Abackup withholding@ under the Internal Revenue Code. To the extent advised by their tax advisors, the Company may withhold federal, state or local taxes from such distributions as required by law.

     The Company may and the Agent shall, if the Company so directs, supplement or amend any provision of the Rights Agreement without the approval of any holders of the certificates representing Contingent Value Rights.

     The actual terms of the Contingent Value Rights are established under and set forth in the Rights Agreement. A conformed copy of the Rights Agreement and a form of the certificate representing the Contingent Value Rights are filed as exhibits hereto, and are hereby incorporated by reference. The foregoing description of the Contingent Value Rights is qualified in its entirety by reference to such exhibits.

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Item 2.  Exhibits.

Exhibit Number           Description of Exhibit
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1.0                      Contingent Value Rights  Agreement,  dated as
                         of  May 1,  1998,  between  Riviera  Holdings
                         Corporation  and  American  Stock  Transfer &
                         Trust Company, as Agent.

2.0 Form of Contingent Value Rights Certificate (included with Exhibit 1).

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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                           RIVIERA HOLDINGS CORPORATION


Dated:  June 1, 1998                       By: /s/ Duane Krohn
                                               -----------------------
                                               Duane Krohn
                                               Chief Financial Officer


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